February 14, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Transparent Value Trust (File Nos. 333-159992 and 811-22309) (the “Registrant”)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant, on behalf of its Class T shares, hereby respectfully requests withdrawal of Post-Effective Amendment No. 31 (“PEA No. 31”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001628280-16-021691) on November 29, 2016, pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 31 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on February 6, 2020 (Accession No. 0001628280-20-001131) (each, a “BXT Filing” and together with PEA No. 31, the “Filings”) and scheduled to become effective on March 6, 2020. The Registrant also respectfully requests the withdrawal of each BXT Filing.
The Filings relate to Class T shares of Guggenheim RBP Large-Cap Defensive Fund, Guggenheim RBP Large-Cap Market Fund, Guggenheim RBP Large-Cap Value Fund; Guggenheim RBP Dividend Fund, Guggenheim Directional Allocation Fund, and Guggenheim SMid-Cap Directional Allocation Fund.
The withdrawal of the Filings is requested because the Registrant has determined not to move forward with the offering of such Class T shares at this time. For the avoidance of doubt, the Registrant requests the withdrawal solely of filings related to the Class T shares. No securities were sold in connection with the Filings.
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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,
/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Transparent Value Trust